SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of November  2002
                                                    --------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F
                                   ---               ----

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                           Yes ___         No ____


Enclosures:

1.       Press release dated

OTE Announces Results for the Nine Months Ended September 30, 2002 Under US G.A.A.P. -Unaudited-

    ATHENS, Greece--Nov. 27, 2002--

    - Operating Revenues up by 7.7% over first nine months of 2001 - Group EBITDA up 2.5% and EBITDA margin above 40% - Wireline EBITDA(1) margin up to 35% in third quarter from
        34.1% in Q2
    -   Sharp improvement in Cash flow from Operations

    Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated Operating Revenues (prepared under US GAAP) of EUR 3,214.5 million for the nine months ended September 30, 2002, a rise of 7.7% over the same period in 2001. Nine months 2002 EBITDA rose by 2.5% over the same period last year to EUR 1,298.9 million and Earnings per Share decreased by 11.4% to EUR 0.8107. EBITDA for the third quarter of 2002 grew by 7.5% compared to the same period last year, reaching EUR 462.0 million. At the same time, during the third quarter of 2002, OTE significantly improved cash flow generation.
    Commenting on the quarter and nine months results, Mr Lefteris Antonacopoulos, Chairman and CEO, noted "I am pleased to report OTE's improved performance in the third quarter of this year, as the initiatives we have been implementing since this spring start to yield tangible positive results. The EBITDA margin in our domestic fixed line operations started to bounce back, reflecting our efforts to cut operating expenses. At Group level, the comparable EBITDA margin was in line with last year's level. And cash flow from operations improved as we work on implementing our new billing system and reducing unusually high customer receivables levels. All told, after a difficult first half, we are confident that our operational and financial efforts are starting to pay off."

HIGHLIGHTS OF OPERATING RESULTS FOR THE NINE MONTHS AND THREE MONTHS
ENDED SEPTEMBER 30, 2002 AND 2001 IN ACCORDANCE WITH U.S. GAAP


---------------------------------- ----------- ---------- -----------

EUR million except per share data     Q3 02      Q3 01     % Change
---------------------------------- ----------- ---------- -----------

Operating Revenues                   1,129.2    1,027.4       +9.9%
---------------------------------- ----------- ---------- -----------

Operating Income                       271.9      283.3       -4.0%
---------------------------------- ----------- ---------- -----------

Pre-tax Income                         285.9      280.7       +1.8%
---------------------------------- ----------- ---------- -----------

Net Income                             148.5      154.3       -3.8%
---------------------------------- ----------- ---------- -----------

EBITDA                                 462.0      429.8       +7.5%
---------------------------------- ----------- ---------- -----------

EBITDA Margin                          40.9%      41.8%      -0.9pp
---------------------------------- ----------- ---------- -----------

Basic EPS (EUR)                       0.3027     0.3144       -3.7%
---------------------------------- ----------- ---------- -----------


---------------------------------- ---------- ----------- ------------

EUR million except per share data    9M 02       9M 01      % Change
---------------------------------- ---------- ----------- ------------

Operating Revenues                  3,214.5     2,983.4        +7.7%
---------------------------------- ---------- ----------- ------------

Operating Income                      782.3       846.4        -7.6%
---------------------------------- ---------- ----------- ------------

Pre-tax Income                        747.6       809.4        -7.6%
---------------------------------- ---------- ----------- ------------

Net Income                            397.7       449.6       -11.5%
---------------------------------- ---------- ----------- ------------

EBITDA                              1,298.9     1,267.1        +2.5%
---------------------------------- ---------- ----------- ------------

EBITDA Margin                         40.4%       42.5%       -2.1pp
---------------------------------- ---------- ----------- ------------

Basic EPS (EUR)                      0.8107      0.9155       -11.4%
---------------------------------- ---------- ----------- ------------

    1. FINANCIAL OVERVIEW

    OTE's Operating Revenues increased by 7.7% in the nine months ended September 30, 2002, exceeding the growth rate reported in the first half of the year.
    For the first nine months of 2002, OTE's EBITDA margin was 40.4% as compared to 42.5% for the same period last year. On a comparable basis, i.e. excluding the results of the Globul mobile start-up operation in Bulgaria, EBITDA margin stood at 41.9% (including the effect of the voluntary retirement costs), broadly in line with the Group's performance in the first nine months of 2001.
    For the first nine months of 2002, Pre-tax Income amounted to EUR 747.6 million, down 7.6% compared to the same period last year as a result of higher depreciation and financial expenses. Income before Minority Interests dropped by 7.5% from last year, to EUR 469.9 million.
    Net Income for the nine months ended September 30, 2002 decreased by 11.5% compared to the same period last year, to EUR 397.7 million, reflecting the increase in Minority Interests resulting from the significantly higher profitability of the Group's mobile subsidiary COSMOTE, especially during the third quarter of 2002.
    Cash flow from operations amounted to EUR 446.9 million in the nine months to September 30, 2002, a significant improvement over the first half of the year, when cash generation had suffered from the introduction of a new billing system as well as of the euro. Breakdown of Revenues
    Operating revenues grew by 7.7% in the nine months ended September 30, 2002. Additional details regarding the various elements of revenues and their drivers are provided below:

        OPERATING REVENUES FOR THE NINE MONTHS AND THREE MONTHS
    ENDED SEPTEMBER 30, 2002 AND 2001 IN ACCORDANCE WITH U.S. GAAP


----------------------------- ------------- ------------- ------------

EUR million                          Q3 02         Q3 01     % Change
----------------------------- ------------- ------------- ------------
Domestic Telephony                   518.0         522.8         -1.0
----------------------------- ------------- ------------- ------------
International Telephony              101.0         106.6         -5.3
----------------------------- ------------- ------------- ------------
Mobile telephony services            271.2         174.0        +55.9
----------------------------- ------------- ------------- ------------
Other                                239.0         224.0         +6.7
----------------------------- ------------- ------------- ------------
Total Operating Revenues           1,129.2       1,027.4         +9.9
----------------------------- ------------- ------------- ------------

----------------------------- ------------ ------------- -----------

EUR million                       9M 02         9M 01      % Change
----------------------------- ------------ ------------- -----------
Domestic Telephony                1,585.4       1,608.7        -1.5
----------------------------- ------------ ------------- -----------
International Telephony             273.8         287.4        -4.7
----------------------------- ------------ ------------- -----------
Mobile telephony services           701.2         473.4       +48.1
----------------------------- ------------ ------------- -----------
Other                               654.1         613.9        +6.5
----------------------------- ------------ ------------- -----------
Total Operating Revenues          3,214.5       2,983.4        +7.7
----------------------------- ------------ ------------- -----------

    Revenues from Domestic Telephony for the first nine months contributed 49.3% of Total Revenues, down from 53.9% in the same period last year. Conversely, revenues from Mobile Telephony and New Business Areas contributed 30.6% of the total, an increase from 24.6% in the same period of 2001.

    DOMESTIC TELEPHONY

    OTE implemented two major tariff-rebalancing rounds in March 2001 and January 2002. Consequently, comparisons in domestic telephony revenues for the first nine months of the years 2001 and 2002 are based on fundamentally different tariff structures. The tariff rebalancing implemented at the end of January 2002 represented the final stage in OTE's tariff rebalancing process.

    Revenues from Basic Monthly Rentals increased by 21.4% in the first nine months of 2002 to EUR 476.5 million. A slight reduction in the number of PSTN lines was more than offset by the effect of the price increase (+21.5%) carried out during January's rebalancing round as well as the increase (+16.7%) in March 2001.
    Fixed to fixed call revenues, particularly impacted by the last tariff rebalancing in January this year as well as the increasing presence of the competition and fixed to mobile substitutions, decreased by 17.7 % compared to the same period in 2001.
    Fixed to mobile call revenues in the nine months period ended September 30, 2002 increased by 3.5 % as compared to the same period last year.

    INTERNATIONAL TELEPHONY

    International telephony revenues in the first nine months decreased by 4.7% compared to the same period last year. This is mainly driven by international traffic impacted by the onset of competition.

    REVENUE AND TRAFFIC ASSURANCE

    Following the introduction of a new billing system earlier this year as well as the implementation of a traffic reporting system based on Call Detail Records
(CDR), OTE now has access to accurate and detailed information regarding the traffic on its network. Prior to the implementation of this system, traffic statistics were based on data collected from network counters associated with more than 200 local switches throughout Greece and an estimation of the duration of calls for 50% of these switches. Apart from lines connected to analogue switches, which represent approximately 3% of traffic and are still subject to an estimate, traffic statistics are now generated by a central source. Following the implementation of the new reporting system, OTE identified differences to the previously reported traffic statistics for 2002 in the allocation across types of calls. These discrepancies do not significantly affect either the total number of minutes or the amount of revenues for the first half of the year. Under Special Calls, a category introduced this quarter, are included calls to special numbers such as directory enquiries. Certain of these calls are charged a fixed amount, while others are charged like standard local calls. It is worth mentioning that traffic statistics are not really comparable to those of 2001, as the quality of the information and the categorization along call types is different to the current one.
    During the quarter, OTE and outside consultants also conducted a revenue assurance study. Based upon the findings of this research, it was concluded that OTE's billing procedures adequately captured all traffic using its network.

    Traffic Statistics

    Traffic statistics for the third quarter of 2002 are detailed in the following table:


------------------------------- --------------- ----------------------
        Call Service Category   Calls, millions  Average Call Duration
                        (mins)
------------------------------- --------------- ----------------------
Local                               1,585.3              2.3
------------------------------- --------------- ----------------------
National Long - Distance             217.6               2.7
------------------------------- --------------- ----------------------
International Long - Distance        38.3                3.3
------------------------------- --------------- ----------------------
Internet                             119.7               21.5
------------------------------- --------------- ----------------------
Fixed-to-Mobile                      427.3               1.3
------------------------------- --------------- ----------------------
Special Calls                        84.7                0.6
------------------------------- --------------- ----------------------
Total                               2,472.9              3.1
------------------------------- --------------- ----------------------


------------------------------- ------------------- ------------------
        Call Service Category    Minutes, millions   Split of minutes
                        (mins)
------------------------------- ------------------- ------------------
Local                                 3,706.0              48.8%
------------------------------- ------------------- ------------------
National Long - Distance               597.2               7.9%
------------------------------- ------------------- ------------------
International Long - Distance          125.7               1.7%
------------------------------- ------------------- ------------------
Internet                              2,571.9              33.9%
------------------------------- ------------------- ------------------
Fixed-to-Mobile                        540.0               7.1%
------------------------------- ------------------- ------------------
Special Calls                          52.9                0.7%
------------------------------- ------------------- ------------------
Total                                 7,593.8             100.0%
------------------------------- ------------------- ------------------
Note: Percentages are rounded and may not add up to 100


    The third quarter is a seasonal low for traffic generation as it includes the summer holiday season. In addition, since the beginning of 2002, wireline competition has emerged in Greece in the form of a number of operators that can be accessed mainly through carrier selection. In September, OTE's competitors' share of the market (excluding Internet traffic) was estimated at approximately 3%.

    MOBILE TELEPHONY

    Revenues of COSMOTE (including AMC), ArmenTel mobile and Globul continued their strong growth and reached EUR 701.2 million for the nine months ended September 30, 2002, an increase of 48.1% as compared to the same period last year. This was driven by the very strong third quarter at COSMOTE, which posted revenue growth of 31.3% compared to the same quarter last year. Globul, which commenced operations in September of last year, posted service revenues of EUR
24.9 million in the first nine months of 2002.

    OTHER OPERATING REVENUES

    OTE is focused on developing its revenues from New Business compared to Traditional Services. Traditional Services including telecards, directories, radio communications and Audiotex increased by 3.9 % in the first nine months of 2002 compared to the same period last year. This is mainly due to revenues from Audiotex services reaching EUR 53.9 million in the nine months ended September 30, 2002. Revenue from New Business including leased lines, data, ISDN, Internet and ATM increased by 9.0 % to EUR 284.1 million. More specifically:

    LEASED LINES

    Leased lines and data communications revenues, despite an average 26% tariff reduction at the beginning of the year, increased by 14.3% in the nine month ended September 30, 2002, as compared to last year. The number of Hellascom digital circuits rose to 10,875 at September 30, 2002, versus 8,670 one year earlier, an increase of 25.4%. A significant part of the increase in the number of circuits is due to the expansion of the networks of the COSMOTE and OTEnet subsidiaries.

    ISDN NETWORK: NEW CONNECTIONS AND MONTHLY CHARGES

    Revenues from ISDN new connections and monthly fee charges grew by 43.7% in the period ended September 30, 2002 as compared to the same period last year. As of September 30, 2002, OTE had 310,638 basic rate access line (ISDN 2 channels) customers, compared to 280,811 at June 30, 2002, a quarterly increase of 10.6%.
    As of the same date, OTE had 5,812 primary rate ISDN access line (ISDN 30 channels) customers, compared to 5,554 at June 30, 2002, a quarterly increase of 4.6%. ISDN lines, measured in 64 Kb equivalent, amount to 795,636 and represent 12.7% of OTE's total access lines (including ISDN channels). The same index stood at 9.1% at the end of 2001 and 7.8% on September 30, 2001.

    TELECOMMUNICATIONS EQUIPMENT

    Revenues from the sale of telecommunications equipment reached EUR 58.0 million for the nine month period ended September 30, 2002, a decrease of 26.9% compared to the same period last year mainly due to lower sales of mobile handsets.

    Breakdown of Operating Expenses

    Operating expenses increased by 13.8 % in the nine months of 2002 as a result of:

    - A 5.9% increase in Payroll and Employee Benefits from EUR 582.9 million to EUR 617.3 million. On a sequential basis, however, payroll and employee benefits were down slightly in the third quarter of 2002 from the previous quarter level despite the effect of the salary increase (+3.3%) effective as of June 1. The year-over-year increase for the nine-month period is due to: (i) the carry-over effect of the payroll and social contributions increase that occurred in December 2001, therefore impacting the first nine months of 2002 and not the first nine months of 2001 (ii) salary increases due to personnel "seniority"; (iii) the growth in COSMOTE's payroll expenses as a result of the increase in the number of its employees (COSMOTE's increased payroll contributes 1.3 percentage points in Group payroll growth). Conversely, personnel cost is positively influenced by OTE's personnel reduction as a result of the Voluntary Retirement Schemes that OTE has been implementing. OTE personnel at September 30, 2002 was 17,969, 4.9 % below the prior year number.
    - Voluntary Retirement Costs totaled EUR 50.7 million in the first nine months of 2002, as compared to EUR 42.8 million in the comparable 2001 period. In late June 2002, OTE announced a voluntary retirement scheme under which approximately 700 employees will leave the company, representing over 3% of the company's workforce. The majority of the costs associated with this year's voluntary retirement scheme have been accounted for in the first nine months of the year.
    - An 11.2% decrease in Payments to International Operators to EUR 144.4 million.
    - A 28.8% increase in Payments to Mobile Telephony Operators to EUR 410.1 million, reflecting the corresponding increase in revenues. These payments do not include payments to COSMOTE, but include payments from COSMOTE to other mobile operators. Payments between mobile operators started in 2002, as calls were previously carried out on a bill and keep basis
    - A 22.8% increase in Depreciation and Amortization to EUR 516.6 million as a result of investments in fixed line as well as mobile network
    - A 16.5 % increase in Other Operating Expenses to EUR 701.0 million primarily due to:

     - increased Taxes other than income taxes, chiefly related to real estate taxes that OTE started paying this year, following the reduction in the government's stake as OTE is now subject to the relevant law applicable to private companies

     - higher provision for doubtful accounts than in the first nine months of 2001. However, provision for doubtful accounts represents 1.9% of operating revenues in the nine months ended September 30, 2002, compared to 2.6% for the full year 2000, and 2.0% for the full year 2001. This year provision for doubtful accounts follow a more steady pattern than that of last year.

     - higher commission to dealers (+38.5%) mainly due to increased revenues of COSMOTE and Globul




                 BREAKDOWN OF OTHER OPERATING EXPENSES
------------------------------------ ------------ ----------- --------
   EURmillion                               3Q 02       3Q 01       A%
------------------------------------ ------------ ----------- --------
   Advertising                              14.1        14.7       4.1
------------------------------------ ------------ ----------- --------
   Commission to dealers                    35.1        24.3     +44.4
------------------------------------ ------------ ----------- --------
   Cost of equipment                        36.4        29.5     +23.4
------------------------------------ ------------ ----------- --------
   Provision for doubtful accounts          21.1        13.5     +56.3
------------------------------------ ------------ ----------- --------
   Taxes other than income taxes            10.2         2.1    +385.7
------------------------------------ ------------ ----------- --------
   Repairs, maintenance, cost of            27.1        37.8     -28.3
   telecom materials
------------------------------------ ------------ ----------- --------
   Other(a)                                100.6       103.3      -2.6
------------------------------------ ------------ ----------- --------
   TOTAL                                   244.6       225.2      +8.6
------------------------------------ ------------ ----------- --------
(a) (third party fees, SIM cards, etc.)



------------------------------------------------ ----------- ---------
   EUR million                           9M 02       9M 01          A%
------------------------------------------------ ----------- ---------
   Advertising                            42.3        41.2        +2.7
------------------------------------------------ ----------- ---------
   Commission to dealers                  97.5        70.4       +38.5
------------------------------------------------ ----------- ---------
   Cost of equipment                     111.0        98.0       +13.3
------------------------------------------------ ----------- ---------
   Provision for doubtful accounts        61.6        42.7       +44.3
------------------------------------------------ ----------- ---------
   Taxes other than income taxes          26.9        11.9      +126.1
------------------------------------------------ ----------- ---------
   Repairs, maintenance, cost of          92.7        97.4        -4.8
   telecom materials
------------------------------------------------ ----------- ---------
   Other(a)                              269.0       240.2       +12.0
------------------------------------------------ ----------- ---------
   TOTAL                                 701.0       601.8       +16.5
------------------------------------------------ ----------- ---------
(a) (third party fees, SIM cards, etc.)


    Net Financial Expense

    Net financial expense rose in the first nine months of 2002 compared to the same period by 4.7% to EUR 31.4 million last year. In the third quarter of 2002, OTE had a net financial gain of EUR 6.4 million. This is mainly attributed to increased unrealized gain from interest rate swaps and stable exchange rates resulting to almost no net foreign exchange differences for the third quarter 2002.


    2. MAIN DEVELOPMENTS

    DOMESTIC SUBSIDIARIES

    The COSMOTE mobile subsidiary achieved another strong performance in the third quarter of this year with over 3.3 million customers as at September 30, 2002 and strengthened its leadership position with an overall market share of 38.1%, up from 37.6% at the end of the second quarter. Consolidated operating revenues for the nine months to September 30, 2002 grew by 31.3% to EUR 895.6 million compared to the same period last year. EBITDA margin stood at 43.3%, roughly unchanged from 43.5% at the same period last year.

    The OTEnet Internet subsidiary had approximately 174,500 active dial-up users at the end of the third quarter of 2002, a 1.0% increase from the end of the first half of 2002. In addition, OTEnet permanent and small business connections grew by 10.9% in the third quarter reaching 1,220 clients. OTEnet also hosted 2,100 active web sites. The improvement in OTEnet's operational performance led to a revenue increase of 39.4% in the first nine months of 2002 as compared to the same period last year. It is worth mentioning that OTEnet is one of the few - worldwide - Internet companies that are profitable at EBITDA level.

    INTERNATIONAL INVESTMENTS

    Revenues at Telecom Serbia grew by 12.5% compared to the same period last year, to EUR 344.1 million. Net Income for the first nine months of 2002 was EUR
62.2 million or 18.1% of Operating Revenues. ArmenTel's Operating Revenues for the nine months ended September 30, 2002, amounted to EUR 53.8 million, while Net Income amounted to EUR 6.8 million, or 12.6% of Operating Revenues. RomTelecom's Consolidated Operating Revenues for the nine months ended September 30, 2002, amounted to EUR 713.2 million representing a growth of 1.1% as compared to the same period last year, while Net Income amounted to EUR 29.5 million. RomTelecom's financials are influenced by the results of its start-up DCS 1800 mobile subsidiary, CosmoRom, which is consolidated. Operating Revenues of CosmoBulgaria Mobile, which operates under the Globul branch, amounted to EUR
29.6 million for the nine months ended September 30, 2002,.


    3. OTHER CURRENT EVENTS

    THREE-YEAR STRATEGIC PLAN

    The Board of Directors of the OTE Group this week approved the Group' business plan for 2003-5, which describes the strategy of the four Business Units (BUs) of the Group (Domestic Wireline, Mobile, International, Internet). It is the result of a structured and systematic effort, during which each of the BUs developed their business plans, taking into account the current market condition and expected trends, as well as the regulatory and competitive environment.

    The key strategic directions of the plan for the Group are:

    - Enhance competitiveness in domestic wireline, by (a) increasing customer focus, improving service quality, and broadening the product portfolio, and (b) improving returns through prudent pricing, further cost reductions, and capex rationalization

    - Grow in mobile and internet, by (a) strengthening Cosmote's position in Greece through value-added services and churn reduction, (b) growing in the Group's Balkan mobile subsidiaries under Cosmote's management, and (c) strengthening Otenet's leadership position in the Greek ISP market

    - Restructure international operations (mainly RomTelecom, through strengthening of the management team, personnel downsizing, and capex reduction), while focusing on current investments

    - Focus on the financial performance of the Group (enhance free cash flow generation), through detailed operational planning (systematic target setting and correct allocation of responsibility), thorough implementation, and regular performance monitoring.

    FRAMEWORK AGREEMENT TO ACQUIRE MAJORITY CONTROL OF ROMTELECOM

    On November1, 2002, OTE and the Romanian Ministry of Telecommunications and Information Technology signed a Memorandum of Understanding regarding the increase in OTE's interest in the capital of RomTelecom. The transaction includes a capital increase of EUR 243 million (EUR 98 million in debt to equity conversion and EUR 175 million cash) following which OTE will own approximately 51% of RomTelecom. In addition OTE will buy another 3% approximately directly by the Romanian government for EUR 31 million. Following the above mentioned transactions OTE will own 54% of the RomTelecom.

    However, in view of recent telecommunications regulatory developments in Romania, OTE has informed the Romanian authorities that certain issues need to be resolved before OTE proceeds further with the finalization and implementation of the transactions, as well as with any transfer of funds.

    AGREEMENT WITH COSMOTE

    OTE and COSMOTE signed an agreement pursuant to which the management of two of OTE's international mobile assets, Globul in Bulgaria and MTS in FYROM, will be assumed by COSMOTE.

    FINANCING OF SATELLITE PROGRAM

    OTE's Board of Directors has decided to increase the funding in HellasSat, contributing $30 million to the company's share capital. Previously OTE had contributed $12.5 million to HellasSat's share capital. Through the current injection of capital OTE will hold a large majority of the company's share capital; however, as there is interest from other investors to participate in this venture, OTE's interest is expected to decrease over time.

    MAJOR EGM RESOLUTIONS

    At an Extraordinary General Meeting held on October 17, 2002, the following major resolutions were adopted:

    - Increase in the registered capital par value following the capitalization of reserves resulting from re-evaluation of buildings, plots and land.

    - Renewal of the authorization granted to OTE to buy back its own shares.

    4. OUTLOOK

    For 2002 as a whole OTE expects operating revenue growth above 5% and EBITDA margin above 40%.
    Commenting on the outlook for 2003, Mr. Antonacopoulos noted: "We are confident that we will be able to improve OTE's financial performance next year over 2002, as we are working hard on three levels - protecting our revenue base through effective actions to grow our presence and visibility in the marketplace; reducing operating expenses at all levels of the organization; and dramatically cutting our capital expenditure, particularly in our domestic fixed-line operations. As a result of these initiatives, we expect fixed-line EBITDA to remain broadly unchanged in absolute terms next year. For 2003 as a whole, we expect Group EBITDA to grow by about 5% on a moderate increase in revenues."
    Figures regarding 2001 have been translated into Euro using Drs. 340.75 per Euro (irrevocably fixed exchange rate as of January 1, 2001) and are rounded to the first decimal point. EBITDA equals Operating Income plus Depreciation and Amortization.

    ACCOUNTING CHANGES

    The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" as of January 1, 2002. During first half 2002, the Company completed Step 1 of the transitional goodwill impairment test, required by the standard, which indicated a potential impairment in certain of its reporting units. The Company will complete Step 2 of the test, which is the measurement of the potential loss, if any, before filling of 20-F form for 2002. The effect of the accounting change, if any, and the related income tax effect will be presented in the income statement between the captions "extraordinary items" and "net income".

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.


    Forward looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July, 2002.

    (1) This figure excludes costs related to Voluntary Retirement

    (APPENDIX TO FOLLOW)

Exhibits to follow:

     HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

     I. COSMOTE Overview II. OTEnet Overview
   III.  Segment Information
    IV.  International Assets
     V. Condensed Consolidated Balance Sheets as of September 30, 2002 and December 31, 2001 (Under US GAAP)
    VI. Condensed Consolidated Statements of Operations for the nine months and nine months ended September 30, 2002 and 2001 (Under US GAAP)
   VII. Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2002
  VIII. Operating Revenues for the nine months and nine months ended September 30, 2002 and 2001 (Under US GAAP)
    IX. COSMOTE's Consolidated Statements of Operations for the nine months and nine months ended September 30, 2002 and 2001 (Under US GAAP)
     X. Operating and financial ratios

    EXHIBIT I

    COSMOTE OVERVIEW

    COSMOTE reported continuing growth in its financial results for the first nine months of 2002. Consolidated operating revenues for the period amounted to EUR895.6 million, 31.3 % higher than revenues in the first nine months of 2001. Within a highly competitive market, COSMOTE achieved an extraordinary profitability increase of 32.9% compared to the nine months ended September 30, 2001, posting an EBITDA margin of 43.3 %.
    On September 30, 2002, COSMOTE had 3,368,769 customers, of which 1,535,046 were contract-based subscribers and 1,833,723 pre-paid card users, with a total customer base profile 46%/54%, contract to pre-paid. COSMOTE is since June 2001 the leader in the Greek mobile market, with a market share that at the end of September 2002 reached 38.1%. During the nine months ended September 30, 2002, COSMOTE added 425.637 new customers (73.284 contract-based and 351.953 pre-paid, or 17.2%/82.8 % split of total net additions for the period under review). COSMOTE has achieved market leadership in terms of total net additions for the past nine consecutive quarters.
    Average monthly Minutes of Use (AMOU) per customer for the nine months ended September 30, 2002, were 95 minutes while the same figure was 90 minutes for the first nine months of 2001. Average monthly Revenue per User (ARPU) for the same period was approximately EUR29.8, as compared to EUR30.0 for the nine months ended September 30, 2001.
    In addition, the blended average monthly number of SMS per customer reached 41.7, higher than the 40 per customer in the same period last year.

    AMC

    At the end of September 2002, AMC, COSMOTE's 85% owned subsidiary in Albania, had 422,882 customers, representing an impressive 107 % increase compared to the first half of the same year. Of these, the vast majority (96.3 %) are prepaid customers that have no bad debt and high margins. This growth was delivered whilst maintaining an outstanding EBITDA margin of 63.9 % in the first nine months of 2002.

    COSMOTE's summary consolidated financial figures are stated below:


                                 COSMOTE S.A.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
       Nine months and three months ended September 30, 2002 and 2001, in accordance with US GAAP
                    (In EUR Millions, except for share data)
                                    Unaudited

Description                     3Q 02 3Q 01 Delta% 9M 02 9M 01  Delta%
----------------------------------------------------------------------
Operating Revenues              339.3 247.8   36.9 895.6 681.9   31.3
----------------------------------------------------------------------
EBITDA                          150.1 109.6   37.0 387.5 296.8   30.6
----------------------------------------------------------------------
EBITDA Margin                    44.2% 44.2%+0.0pp  43.3% 43.5%-0.2pp
----------------------------------------------------------------------
Income Before Taxes             112.6  77.2   45.8 272.3 212.4   28.2
----------------------------------------------------------------------
Net Income                       70.4  46.5   51.4 170.2 128.0   32.9
----------------------------------------------------------------------
Net Income Margin                20.8% 18.8% +2.0pp 19.0% 18.8% +0.2pp
----------------------------------------------------------------------
Earnings per share              0.213 0.141   51.1 0.516 0.388   32.9
----------------------------------------------------------------------

    EXHIBIT II

    OTENET OVERVIEW

    OTEnet is an 80%-owned OTE subsidiary that operates in the Internet business, offering IP-based telecom solutions as well as e-business and content services.
    On September 30, 2002, OTEnet had approximately 174,500 active dial-up users compared to 173,000 on June 30, 2002, representing a quarterly increase of nearly 1.0%. OTEnet permanent and small business connections reached 1,220 on September 30, 2002, compared to 1,100 on June 30, 2002, representing a 10.9% quarterly increase. Finally, on September 30, 2002, OTEnet hosted approximately 2,100 active web sites, compared to 1,900 on June 30th, 2002, representing a 10.5% quarterly increase.
    These improvements in the company's operational performance resulted in a 39.4% rise in Operating Revenues in the first nine months of 2002 as compared to the same period last year. These improvements are a result of a more effective product mix, the introduction and promotion of a series of value-added services, a more effective utilization of the company's infrastructure and a continuous effort for efficient control.
    OTEnet's financial results for the first nine months of 2002 are consolidated including OTEnet's two subsidiaries
    - Voice@net by OTEnet S.A. (previously named Southgate Communications) that operates in the corporate VoIP market
    - Travel.gr by OTEnet S.A. that operates in the online tourism industry, specializing in corporate travel

    OTEnet's financial results for the first nine months of 2002 are detailed in the following table:

                                   OTEnet S.A.
                            STATEMENTS OF OPERATIONS
            Nine months and three months ended September 30, 2002 and
                        2001, in accordance with US GAAP
                                (In EUR Millions)
                                    Unaudited

Description                          9M 02        9M 01       Delta%
---------------------------------------------------------------------
Operating Revenues                    32.9         23.6         39.4
---------------------------------------------------------------------
EBITDA                                 3.8          0.8          375
---------------------------------------------------------------------
Operating Profit /(Loss)               0.7         (1.5)          NA
---------------------------------------------------------------------
Income/(Loss) Before Taxes            (0.8)        (1.1)        27.3
---------------------------------------------------------------------
Net Income/(Loss)                     (0.4)        (0.7)        57.1
---------------------------------------------------------------------



    EXHIBIT III
    SEGMENT INFORMATION

    OTE is reporting segment information based on the company's legal structure.
Segment Information for the nine months ended September 30, 2002

                  OTE   COSMOTE  All   Total Adjustments  Consolidated
                                Other        & Eliminations
----------------------------------------------------------------------
Revenues from
 external
 customers      2,369.5  688.4 156.6 3,214.5                  3,214.5
----------------------------------------------------------------------
Intersegment
 revenues         176.8  207.3 103.9   488.0       (488.0)
----------------------------------------------------------------------
Total revenues  2,546.3  895.7 260.5 3,702.5       (488.0)    3,214.5
----------------------------------------------------------------------
Depreciation &
 Amortisation    (379.7)(100.5)(36.6) (516.8)         0.2      (516.6)
----------------------------------------------------------------------
Segment
 Operating
 profit           479.9  285.2  16.7   781.8          0.5       782.3
----------------------------------------------------------------------
Segment EBITDA    859.6  385.7  53.3 1,298.6          0.3     1,298.9
----------------------------------------------------------------------
EBITDA margin
 (%)               33.8%  43.1% 20.5%   35.1%                    40.4%
----------------------------------------------------------------------


    In the above table, OTE, for comparison purposes, is the result of OTE parent and OTE Estate. OTE for the first nine months of 2002 had an EBITDA margin of 33.8%. COSMOTE's EBITDA for the same period of 2002 represented 29.7% of Group EBITDA. During the third quarter fixed line represented by OTE in this segment reporting had an EBITDA margin excluding costs related to voluntary retirement of 35%, as compared to 34.2% for the second quarter.

Segment Information for fixed line segment (OTE)

                                              Q1       Q2      Q3
------------------------------------------------------------------
Revenues from external customers            771.0   788.8   809.7
------------------------------------------------------------------
Intersegment revenues                        62.5    59.3    55.0
------------------------------------------------------------------
Total revenues                              833.5   848.1   864.7
------------------------------------------------------------------
EBITDA                                      304.7   255.0   299.9
------------------------------------------------------------------
EBITDA margin                                36.6%   30.1%   34.7%
------------------------------------------------------------------
Voluntary Retirement Costs                    5.6    34.6     2.6
------------------------------------------------------------------
Adjusted EBITDA                             310.3   289.6   302.5
------------------------------------------------------------------
Adjusted EBITDA margin (%)                   37.2%   34.1%   35.0%
------------------------------------------------------------------

    EXHIBIT IV
    INTERNATIONAL ASSETS
    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method. Operating revenues for the first nine months of 2002 increased by 12.5% compared to the same period of 2001. EBITDA margin for the first nine months of 2002 reached 48.4% and EBITDA in the same period increased by 28.9%. The company at September 30, 2002 had a positive cash position of EUR19.3 million.

    Telecom Serbia's key financial figures are stated below:

                                TELECOM SERBIA
                            STATEMENTS OF OPERATIONS
    Nine months ended September 30, 2002 and 2001, in accordance with I.A.S. (In EUR Millions)
                                  Unaudited

      Description       3Q 02 3Q 01  Delta%    9M 02    9M 01  Delta%
----------------------------------------------------------------------
Operating Revenues      116.6 145.6   -19.9    344.1    305.9   +12.5
----------------------------------------------------------------------
EBITDA                   64.1  78.4   -18.2    166.6    129.2   +28.9
----------------------------------------------------------------------
EBITDA Margin            54.9% 53.8%  +1.1pp    48.4%    42.2% +6.2pp
----------------------------------------------------------------------
EBIT                     30.8  47.0   -34.5     67.1     46.7   +43.7
----------------------------------------------------------------------
Net Income/(loss)        26.5  34.7   +21.1     62.2     38.2   +62.8
----------------------------------------------------------------------
Net Income/ (loss)
 Margin                  22.7% 23.8%  -1.1pp    18.1%    12.5% +5.6pp
----------------------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E                                    115.4      54.2
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                     2,291,549 2,241,711
----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                            8,141     5,595
----------------------------------------------------------------------
Mobile Telephony,
 Prepaid customers                         1,220,289   714,691
----------------------------------------------------------------------
Mobile Telephony, Total
 customers                                 1,228,816   720,286
----------------------------------------------------------------------
                                            30.09.02  31.12.01
----------------------------------------------------------------------
Net Financial Debt                             (19.3)     61.9
----------------------------------------------------------------------

    The above data are based on Telecom Serbia 's financial statements prepared in accordance with US GAAP. All amounts denominated in the Serbian local currency, Dinar, have been translated into Euro using the official exchange rates provided by the National Bank of Yugoslavia as at September 30, 2002.

    ARMENTEL

    OTE has a 90% stake in ArmenTel that is accounted for under a fully consolidated basis.

    ArmenTel's Operating Revenues for the nine months ended September 30, 2002 amounted to EUR53.8 million, while Net Income amounted to EUR6.8 million, an increase of 3.5 % and a decrease of 18.1%, respectively, as compared to the same period last year. At the same time mobile telephony customers have doubled compaed to the same period last year and have reached 53,092 at the end of the third quarter.

    ArmenTel's key financial figures are stated below:


                                   ARMENTEL
                            STATEMENTS OF OPERATIONS
    Nine months ended September 30, 2002 and 2001, in accordance with US GAAP
                              (In EUR Millions)
                                  Unaudited

        Description        3Q 023Q 01  Delta%    9M 02   9M 01  Delta%
----------------------------------------------------------------------
Operating Revenues         21.0 17.7   +18.6     53.8     52.0   +3.5
----------------------------------------------------------------------
EBITDA                     12.6 11.1   +13.5     29.6     25.5  +16.0
----------------------------------------------------------------------
EBITDA Margin                60%62.5% -2.5pp     55.0%    49.1%+5.9pp
----------------------------------------------------------------------
EBIT                        9.8  7.6   +28.9     16.5     14.1  +17.0
----------------------------------------------------------------------
Net Income                  8.5  5.0   +70.0      6.8      8.3  -18.1
----------------------------------------------------------------------
Net Income Margin          40.5 28.1%+12.4pp     12.6%    16.0%-3.4pp
----------------------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E                                      15.9      6.2
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                        538,370  529,250
----------------------------------------------------------------------
Mobile Telephony, Contract
 customers                                     30,370   25,504
----------------------------------------------------------------------
Mobile Telephony, Prepaid
 customers                                     22,722
----------------------------------------------------------------------
Mobile Telephony, Total
 customers                                     53,092   24,831
----------------------------------------------------------------------
                                             30.09.02 31.12.01
----------------------------------------------------------------------
Net Financial Debt                               65.8     97.3  -32.4
----------------------------------------------------------------------

    ROMTELECOM

    OTE has a 35% stake in RomTelecom that is accounted for under the equity method.
    RomTelecom's Operating Revenues for the nine months ended September 30, 2002, amounted to EUR713.2 million representing a growth of 1.2% as compared to the same period last year. RomTelecom's key financial figures are stated below:

                                 ROMTELECOM
                  CONSOLIDATED STATEMENTS OF OPERATIONS Nine months ended
    September 30, 2002 and 2001, in accordance with
                            US GAAP (In EUR Millions)
                                    Unaudited

      Description      3Q 02 3Q 01    A%       9M 02     9M 01   A%
----------------------------------------------------------------------
Operating Revenues     232.5 235.0    -1.1     713.2     705.0   +1.2
----------------------------------------------------------------------
EBITDA                  69.3  42.2   +64.2     162.8     151.8   -7.3
----------------------------------------------------------------------
EBITDA Margin           29.8% 18.0%  +11.8pp    22.8%     21.5%+1.3pp
----------------------------------------------------------------------
EBIT                    28.0  (4.1)      NM     37.8      32.8  +15.2
----------------------------------------------------------------------
Net Income / (Loss)     (0.1) 23.3       NM     29.5       8.6 +243.0
----------------------------------------------------------------------
Net Income/(Loss)
 Margin                  0.0%  9.9% -9.9pp       4.1%      1.2%+2.9pp
----------------------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E                                    135.2     382.9
----------------------------------------------------------------------

----------------------------------------------------------------------
Fixed Telephony, Lines                     4,169,452 4,040,000
----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                           44,935   170,252
----------------------------------------------------------------------
Mobile Telephony,
 Prepaid customers                            50,266    34,326
----------------------------------------------------------------------
Mobile Telephony, Total
 customers                                    95,201   204,578
----------------------------------------------------------------------
                                            30.09.02  31.12.01
----------------------------------------------------------------------
Net Financial Debt                             414.0     471.0  -12.1
----------------------------------------------------------------------

    RomTelecom's financials were influenced negatively from its start-up DCS 1800 mobile subsidiary, CosmoRom, that is consolidated. The key financial figures for RomTelecom and CosmoRom on a stand-alone basis are shown in the table below:

                        ROMTELECOM & COSMOROM STANDALONE
                            STATEMENTS OF OPERATIONS
            Nine months ended September 30, 2002, in accordance with
                                     US GAAP
                                (In EUR Millions)
                                    Unaudited

       Description           RomTelecom         CosmoRom
-------------------------------------------------------------
Operating Revenues                   706.4              12.2
-------------------------------------------------------------
Operating Expenses                  (629.2)            (50.7)
-------------------------------------------------------------
Operating Profit/(Loss)               77.2             (38.5)
-------------------------------------------------------------
Operating margin                      10.9%               NM
-------------------------------------------------------------
Financial costs & other              (16.9)             (3.4)
-------------------------------------------------------------
Income / (Loss) before
 taxes                                60.3             (41.9)
-------------------------------------------------------------
Net Income / (Loss)                   72.9             (41.9)
-------------------------------------------------------------
EBITDA                               185.4             (21.9)
-------------------------------------------------------------

    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria that is accounted for under a fully consolidated basis.
    CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name GloBul. The company started offering services in September 2001 and at the end of September 2002 had 377,571 customers. The company in the period ended September 30, 2002 had operating revenues of EUR29.6 million and loss of EUR22.0 million.

    CosmoBulgaria's key financial figures are stated below:


                                COSMOBULGARIA
                            STATEMENTS OF OPERATIONS
  Nine months ended September 30, 2002 and 2001, in accordance with
                                  US GAAP
                              (In EUR Millions)
                                  Unaudited

     Description            9M 02       9M 01
----------------------------------------------
Operating Revenues           29.6         1.9
----------------------------------------------
EBITDA                      (35.9)       (2.8)
----------------------------------------------
EBIT                        (22.6)       (4.5)
----------------------------------------------
Net Income/(Loss)           (22.0)
----------------------------------------------
Increase/(Decrease) in
 Gross PP&E                  46.8        39.6
----------------------------------------------
Mobile Telephony,
 Contract customers       201,515
----------------------------------------------
Mobile Telephony,
 Prepaid customers        176,056
----------------------------------------------
Mobile Telephony,
 Total customers          377,571
----------------------------------------------
                                30.09.02 31.12.01
----------------------------------------------
Net Financial Debt           70.6        (2.2)
----------------------------------------------


    EXHIBIT V


 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A (OTE) AND SUBSIDIARIES
----------------------------------------------------------------------

                Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
            as of September 30, 2002 and December 31, 2001
                                (In EUR millions)
----------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------

                        2002      2001                  2002     2001
                    --------- ---------              -------- --------
                                       Liabilities
                                        and
                                        Shareholders'
Assets                                  Equity
--------------------                   --------------
                                       Current
Current Assets                          Liabilities
Cash and cash                          Short - term
 equivalents           212.6     359.6  borrowings     203.8    123.4
                                       Current
                                        maturities of
                                        long-term
Accounts receivable  1,469.8   1,179.2  debt           369.5    391.0
Materials and                          Accounts
 supplies               92.7     106.4  payable        652.6    722.5
                                       Accrued and
Deferred income                         other
 taxes                  10.0       6.2  liabilities    420.7    486.2
                                       Income taxes
Other current assets   235.1     220.1  payable        102.0    244.4
                    --------- ---------

                                       Dividends
                                        payable         10.5      6.7
                                                     -------- --------
                     2,020.2   1,871.5
                    --------- ---------
                                                                1,759.1  1,974.3
                                                     -------- --------
Other assets
                                       Long-Term
Investments            724.9     715.4  Liabilities
                                       Long-term
                                        debt, net of
Prepayment to EDEKT-                    current
 OTE                   306.4     330.1  maturities   2,314.6  1,942.3
                                       Reserve for
                                        staff
Deferred income                         retirement
 taxes                  81.3      55.1  indemnities    261.7    262.5
Other long-term                        Reserve for
 receivables            94.2      71.1  Youth Account  303.9    293.7
                    --------- ---------
                                       Deferred
                     1,206.8   1,171.7  income taxes    43.2      0.0
                    --------- ---------
                                       Other long-
                                        term
                                        liabilities    198.5    128.1
                                                     -------- --------

Telecommunication
 property,                                           3,121.9  2,626.6
                                                     -------- --------
Plant and equipment  8,286.4   7,649.4
Less:Accumulated                       Minority
 depreciation       (3,291.3) (2,809.4) interests      307.3    254.6
                    --------- ---------              -------- --------

                     4,995.1   4,840.0
                    --------- ---------
                                       Shareholders'
                                        Equity
                                       Share capital 1,108.9  1,108.9
Telecommunication
 licenses, net of                      Paid-in
 amortization          409.5     369.7  surplus        602.3    596.3
                    --------- ---------
                                       Treasury stock (272.6)  (272.6)
                                       Legal reserve   229.8    229.8
Goodwill resulting                     Retained
 from consolidated                      earnings     1,968.4  1,916.3
subsidiaries, net of                   Unaccrued
 amortization          131.7     131.7  compensation    (4.7)    (4.4)
                    --------- ---------
                                       Accumulated
                                        other
                                        comprehensive
                                        income         (57.1)   (45.2)

                                                                3.575,0  3,529.1
                                                     -------- --------
                     8,763.3   8,384.6
                    ========= =========
                                                                8.763,3  8,384.6
                                                     ======== ========


      Movement in Shareholders' equity
---------------------------------------------

                                        2002
                               --------------

Shareholders' equity, January 1      3,529.1
                               --------------
Net Income for the period              397.7
Pain-in surplus                          6.0
Accumulated other comprehensive
 income                                (11.9)
Dividends declared                    (345.6)
Unaccrued compensation                  (0.3)
Treasury stock                           0.0
                               --------------
                                        45.9
                               --------------

Shareholders' equity,
 September 30                        3,575.0
                               ==============


EXHIBIT VI


        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                        AND SUBSIDIARIES
        Condensed Consolidated Statements of Operations for the nine months and three months ended September 30, 2002 and 2001


Amounts in EUR millions
Prepared in accordance with US GAAP


                                    Unaudited

                        Q3 02       Q3 01      %
                                           change       9M 02
Operating
 Revenues:
   Domestic
    Telephony          518.0       522.8     -0.9     1.585,4
   International
    Telephony          101.0       106.6     -5.2       273.8
   Mobile
    telephony
    services           271.2       174.0    +55.9       701.2
   Other               239.0       224.0     +6.7       654.1
                 ------------------------         ------------
   Total
    Operating
    Revenues         1.129,2     1,027.4     +9.9     3.214,5
                 ========================         ============

Operating
 Expenses:
   Payroll and
    employee
    benefits          (204.6)     (193.6)    +5.7      (617.3)
   Voluntary
    retirement
    costs               (2.6)       (4.1)   -36.5       (42.8)
   Payments to
    international
    operators          (53.1)      (64.3)   -17.4      (144.4)
   Payments to
    mobile
    telephony
    operators         (162.3)     (110.4)   +47.0      (410.1)
   Depreciation
    and
    amortization      (190.1)     (146.5)   +29.8      (516.6)
   Other
    operating
    expenses          (244.6)     (225.2)    +8.6      (701.0)
                 ------------------------         ------------
   Total
    Operating
    Expenses          (857.3)     (744.1)   +15.2    (2.432,2)
                 ========================         ============

 Operating Income      271.9       283.3     -4.0       782.3

Other income / (expense), net:
   Financial, net        6.4        (5.4)   NA          (31.4)
   Write down of
    investment           0.0         0.0                  0.0
   Other, net            7.6         2.8    171.4        (3.3)
                 ------------------------         ------------
   Total Other
    income /
    (expense),
    net                 14.0        (2.6)   NA          (34.7)
                 ========================         ============

Income before
                                  provision for
 income taxes and
 minority
 interests             285.9       280.7     +1.8       747.6
                 ========================         ============

Provision for
 income taxes         (106.7)     (104.8)     1.8      (277.7)
                 ------------------------         ------------

Income before
 minority
 interests             179.2       175.9     +1.9       469.9
Minority
 Interests             (30.7)      (21.6)   +39.5       (72.2)
                 ------------------------         ------------
Net Income             148.5       154.3     -3.7       397.7
                 ========================         ============

Net income per
 share (EUR)          0.3027      0.3144     -3.7      0.8107
                 ========================         ============

Weighted average
 number of shares
 outstanding     490,582,879 491,066,310          490,582,879


                                  %
                       9M 01    change
Operating
 Revenues:
   Domestic
    Telephony         1,608.7     -1.4
   International
    Telephony           287.4     -4.7
   Mobile
    telephony
    services            473.4    +48.1
   Other                613.9     +6.5
                  ------------
   Total
    Operating
    Revenues          2,983.4     +7.7
                  ============

Operating
 Expenses:
   Payroll and
    employee
    benefits           (582.9)    +5.9
   Voluntary
    retirement
    costs               (50.7)   -15.6
   Payments to
    international
    operators          (162.6)   -11.2
   Payments to
    mobile
    telephony
    operators          (318.3)   +28.8
   Depreciation
    and
    amortization       (420.7)   +22.8
   Other
    operating
    expenses           (601.8)   +16.5
                  ------------
   Total
    Operating
    Expenses         (2,137.0)   +13.8
                  ============

 Operating Income       846.4     -7.6

Other income / (expense), net:
   Financial, net       (30.0)    +4.7
   Write down of
    investment            0.0
   Other, net            (7.0)   -52.8
                  ------------
   Total Other
    income /
    (expense),
    net                 (37.0)    -6.2
                  ============

Income before
                                  provision for
 income taxes and
 minority
 interests              809.4     -7.6
                  ============

Provision for
 income taxes          (301.2)    -7.8
                  ------------

Income before
 minority
 interests              508.2     -7.5
Minority
 Interests              (58.6)   +23.3
                  ------------
Net Income              449.6    -11.5
                  ============

Net income per
 share (EUR)           0.9155    -11.4
                  ============

Weighted average
 number of shares
 outstanding      490,872,764

    EXHIBIT VII

    CASH FLOW INFORMATION

    Condensed cash flows for the nine months ended September 30, 2002, as well as the restated cash flows for the first half of 2002 are as follows:


           Amounts in EUR million
           Prepared in accordance with US GAAP

                                               H1 2002        9M 2002

Cash and cash equivalents at
 beginning of period                             359.6          359.6
                                    ----------------------------------
Cash provided by Operating
 activities                                      135.0          446.9
Cash used in Investing activities               (351.4)        (683.3)
Cash provided by Financing
 activities                                      173.1           89.4
                                    ----------------------------------
Net decrease in cash and cash
 equivalents                                     (43.3)        (147.0)
                                    ----------------------------------
Cash and cash equivalents at end of
 period                                          316.3          212.6
                                    ==================================

    In the third quarter of 2002, the major portion of the dividend (EUR222 million) was paid and is included in cash provided by Financing activities. For the first half of 2002 a dividend payment of EUR120.3 million was included in cash provided by operating activities, rather than in cash provided by financing activities. The tables in Exhibit VII are restated to include all dividend payments under cash provided by financing activities.

    The condensed cash flows for each of the quarters this year can be seen in the following table

             Amounts in EUR million
             Prepared in accordance with US GAAP

                                  Q1 2002       Q2 2002       Q3 2002

Cash and cash equivalents at
 beginning of period                359.6         377.9         316.3
                            ------------------------------------------
Cash provided by (used in)
 Operating activities               (35.1)        170.1         311.9
Cash used in Investing
 activities                        (165.6)       (185.8)       (331.9)
Cash provided by Financing
 activities                           219         (45.9)        (83.7)
                            ------------------------------------------
Net increase (decrease) in
 cash and cash equivalents           18.3         (61.6)       (103.7)
                            ------------------------------------------
Cash and cash equivalents at
 end of period                      377.9         316.3         212.6
                            ==========================================


    EXHIBIT VIII

           HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)
                                AND SUBSIDIARIES
                               Operating Revenues
              for the nine months ended September 30, 2002 and 2001


Amounts in EUR millions
Prepared in accordance with US GAAP Unaudited


                      Q3 02    Q3 01     %                         %
                                     change   9M 02    9M 01   change
                   -------- --------        -------- --------
Domestic Telephony:
   Basic monthly
    rentals          163.2    134.6   +21.2   476.5    392.3    +21.5
   Local and long
    distance calls
       -Fixed to
        fixed        168.5    214.0   -21.3   586.6    712.7    -17.7
       -Fixed to
        mobile       169.1    161.4    +4.8   477.6    461.5     +3.5
                   -------- --------        -------- --------
                     337.6    375.4   -10.1 1,064.2  1,174.2     -9.4
                   ======== ========        ======== ========
     Other            17.2     12.8   +34.4    47.7     42.2     13.0
                   -------- --------        -------- --------
   Total Domestic
    Telephony        518.0    522.8    -0.9 1,585.4  1,608.7     -1.4
                   ======== ========        ======== ========

International
 Telephony:
   International
    traffic           47.7     54.1   -11.8   140.8    151.6     -7.1
   Payments from
    mobile
    operators         10.8     14.1   -23.4    29.3     30.7     -4.6
                   -------- --------        -------- --------
                      58.5     68.2   -14.2   170.1    182.3     -6.7
-------------------======== ========        ======== ========
   Payments from
    International
    operators         42.5     38.4   +10.7   103.7    105.1     -1.3
--------------------------- --------        -------- --------
   Total
    International
    Telephony        101.0    106.6    -5.2   273.8    287.4     -4.7
                   ======== ========        ======== ========

Mobile Telephony
 Services:           271.2    174.0   +55.9   701.2    473.4    +48.1
                   ======== ========        ======== ========

Other Operating
 Revenues:
Traditional
 Services:
   Telecards          52.1     51.7    +0.1   132.6    134.2     -1.2
   Directories        12.9      6.8   +89.7    32.5     28.8    +12.8
   Radio
    communications     6.2      7.5   -17.3    19.6     21.8    -10.1
   Audiotex           17.0     14.9   +14.1    53.9     41.4    +30.2
   Telex and
    telegraphy         1.6      1.8   -11.1     3.7      6.9    -46.4
                   -------- --------        -------- --------
                      89.8     82.7    +8.6   242.3    233.1     -3.9
                   ======== ========        ======== ========
New Business:
   Leased lines and
    data
    communications    49.0     36.4   +34.6   135.0    118.1    +14.3
   ISDN, connection
    & monthly
    charges           18.4     11.4   +61.4    49.4     34.3    +44.0
   Sales of
    telecomm-
unication equipment   22.8     32.4   -29.4    58.0     79.3    -26.9
   Internet
    services          11.7      6.7   +74.6    33.9     17.0    +99.4
   ATM                 1.5      4.9   -69.4     7.8     11.9    -34.4
                   -------- --------        -------- --------
                     103.4     91.8   +12.6   284.1    260.6     +9.0
                   ======== ========        ======== ========
Other :
   Services
    rendered          14.5     28.8   -49.6    51.5     62.6    -17.7
   Interconnection
    charges           27.6     16.7   +65.3    67.4     46.8    +44.0
   Miscellaneous       3.7      4.0    -7.5     8.8     10.8    -18.5
                   -------- --------        -------- --------
                      45.8     49.5    -7.5   127.7    120.2     +6.2
                   ======== ========        ======== ========
Total Other
 Operating Revenues  239.0    224.0    +6.7   654.1    613.9     +6.5
                   ======== ========        ======== ========

Total Operating
 Revenues          1.129,2  1,027.4         3.214.5  2,983.4     +7.7
                   ======== ========        ======== ========


    EXHIBIT IX

                   COSMOTE MOBILE TELECOMMUNICATIONS S.A.
            Consolidated Statements of Operations for the nine
                 months ended September 30, 2002 and 2001

Amounts in EUR millions
Prepared in accordance with US GAAP Unaudited


                             3Q 02 3Q 01% change 9M 02 9M 01 % change
                            ------------         ------------
OPERATING REVENUES:
   Monthly service fees      37.7  36.5      3.2 111.1 105.2      5.6
   Airtime revenues         137.6  98.6     39.5 365.6 261.7     39.7
   Interconnection Revenues 106.0  67.3     57.4 276.0 189.9     45.3
   Roaming revenues          16.3  12.7     29.0  27.5  21.3     29.0
   SMS revenues              33.9  24.5     38.6  94.8  75.2     26.1
   Sales of handsets and
    accessories               7.6   7.9     -3.8  20.3  27.9    (27.3)
   Other operating revenues   0.1   0.1     -4.9    .3   0.6    (50.9)
                            ------------         ------------
   TOTAL OPERATING REVENUES 339.2 247.8     36.9 895.6 681.9     31.3
                            ============         ============

COST OF SALES & SERVICES
 PROVIDED:
   Interconnection           58.2  28.6    103.4 140.3  72.7     93.1
   Cost of goods             10.5  10.5     -0.1  30.8  34.1     (9.5)
   Payroll                   15.0  14.3      5.1  44.0  36.4     20.7
   Network operating costs   27.7    23     20.4  74.9  60.7     23.4
   Distribution              49.6  40.5     22.3 141.3 119.4     18.4
   Marketing                 15.9    11     44.7  41.8  32.0     30.6
   General & administrative   6.8   4.1     64.4  18.5  14.1     31.4
   Provision for doubtful
    accounts                  5.3   6.1    -11.6  16.4  15.7      4.6
                            ------------         ------------
   TOTAL OPERATING EXPENSES 189.1 138.1     36.9 508.1 385.1     31.9
                            ============         ============

 EBITDA                     150.1 109.6     36.9 387.5 296.8     30.6
 EBITDA margin               44.2% 44.2%          43.3% 43.5% (0.2)pp

Depreciation                 35.6    28     27.3 100.4  75.8     32.4
EBIT (operating income)     114.3  81.5     40.3 287.0 220.9     29.9

Interest and other financial
 income/(expenses), net:     27.8   4.3    118.2  14.8   8.5     73.2

Income before provision for
 income taxes               112.6  77.2     45.8 272.3 212.4     28.2
    Provision for income
     taxes                   40.2  29.1     38.4  98.0  80.1     22.4

Income before minority
 interests                   72.3  48.2     50.1 174.2 132.3     31.7
   Minority Interests         1.8   1.6     15.9   4.0   4.2     (5.0)
                            ------------         ------------
Net Income                   70.4  46.5     51.6 170.2 128.0     32.9
                            ============         ============
Net Income margin            20.8% 18.8%  +2.0pp  19.0  18.8%   0.2pp

Earnings per share (EUR)     0.21  0.14     51.6 0.516  0.39     32.9


    EXHIBIT X


OPERATING AND FINANCIAL RATIOS

                                                 September 30
                                             --------------------
Operating (1):                                   2002      2001   A%
----------------------------------------------------------------------
Number of PSTN lines in service             5,480,989 5,639,595  -2.8
----------------------------------------------------------------------
Number of ISDN, 64 Kb equivalent lines        795,636   462,844 +71.9
----------------------------------------------------------------------
Total number of lines in service            6,276,625 6,102,439  +2.9
----------------------------------------------------------------------

----------------------------------------------------------------------
Number of employees -   OTE                    17,354    18,510  -6.2
----------------------------------------------------------------------
                          OTE at Other
                           subsidiaries           615       389 +58.1
----------------------------------------------------------------------
                          Subsidiaries          2,316     1,727 +34.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Operating revenues per Employee
(EUR thousands)                                 158.5     144.6  +9.6
----------------------------------------------------------------------
Access lines in service per Employee            361.7     329.7  +9.7
----------------------------------------------------------------------

(1) The operating information and ratios exclude ArmenTel's data.


Financial:                                   30.09.02 31.12.01   A%
----------------------------------------------------------------------
Current Ratio                                    1.15     0.95  +21.0%
----------------------------------------------------------------------
Net Leverage
(Net debt/Shareholders Equity+Net debt)          42.8%    37.3%+5.5pp
----------------------------------------------------------------------

    OTE employees at other subsidiaries are OTE employees that are working at other entities, are included in OTE personnel cost but OTE receives the same amount as revenues from services rendered.

    CONTACT: OTE
             George Rallis, +30 210 611 5888
             grallis@ote.gr
             or
             Kostas Bratsikas, +30 210 611 1428
             brakon@ote.gr
             or
             Taylor Rafferty, +44 20 7936 0400/+1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 27 November 2002          By: /s/ Dimitris Kodvatos
                                   ---------------------------------------------
                              Name:  Dimitris Kodvatos
                             Title:  Chief Financial Officer